

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

<u>Via E-mail</u>

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1121 Avenue of the Americas, Inc., Suite 2902
New York, New York 10036

Re: CreXus Investment Corporation
Schedule 13E-3 and Schedule TO-T filed March 26, 2013
Schedule TO-T/A filed April 2, 2013
File No. 005-85012
Filed by Annaly Capital Management, Inc., and CXS Acquisition Corp.

Dear Mr. Singh:

We have the following comments on the above-referenced filings. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. You are welcome to contact us at the telephone number listed at the end of this letter with any questions about our comments or on other aspects of our review.

General

1. We note the reply in response to prior comment two from our letter dated March 28, 2013. Exchange Act Rule 0-11(a)(5) requires that the "calculation of the fee" be set forth on the cover page of the filing. At present, only the filing fee has been stated. Please revise.

Position of Annaly Regarding Fairness of the Offer and Merger

2. We note the reply in response to prior comment eight from our letter dated March 28, 2013. The customized definition offered by the filing persons still results in the fairness determination being directed at affiliated holders of CreXus unless all officers and directors of CreXus also are affiliates of Annaly. Item 1014(a) of Regulation M-A requires disclosure exclusively directed at "unaffiliated security holders." Please revise or advise.

3. We note the reply in response to prior comment nine from our letter dated March 28, 2013. Annaly and CXS must still specifically discuss or dismiss going concern value, liquidation value and net book value in the context of discussing the factors in support of their fairness determination. Please revise in accordance with the Commission interpretation published in Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

4. We note the reply in response to prior comment ten from our letter dated March 28, 2013. While the filing persons have undertaken to offer unaffiliated security holders procedural protections, the disclosure obligations imposed under Item 1014(c), (d) and (e) of Regulation M-A have not been interpreted by the Commission to have been satisfied based on the affirmative steps outlined in the reply. Revise to expressly disclose all negative responses to each codified disclosure obligation.   Each of these line items instructs filers to affirmatively state "whether or not" a particular procedural protection has been provided for unaffiliated security holders. General Instruction E to Schedule 13E-3 reaffirms that an "answer…in the negative" must be disclosed. In finalizing the revised disclosure in a manner compliant with the applicable provisions, the Commission's interpretive guidance published in Q&A No. 21 to Exchange Act Release 17719 (April 13, 1981) should be followed.

Closing Comments

        Please amend the filings promptly to comply with our comments. To facilitate the completion of our review, please furnish a detailed cover letter with your amendment that keys your responses to our comments and provides any requested information. Please electronically file your cover letter on EDGAR. To the extent the filing persons believe a comment is inapplicable or otherwise disagree with a comment, please advise us the basis for this view in the response letter. Please understand that we may have additional comments after reviewing any amendment and responses to our comments. Given the revised and/or new disclosures made on April 2, and the potential additional disclosures that may be made in reply to this comment letter, we may ask that a supplement be disseminated to security holders in order to ensure that the filing persons fulfill their obligations under Rule 13e-3(f)(2).

        Please direct any questions to me at 202. 551.3266.

                                                            Very truly yours,

                                                            /s/ Nicholas P. Panos

                                                            Nicholas P. Panos
                                                            Senior Special Counsel
                                                            Office of Mergers & Acquisitions

cc:

David Bernstein, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022